Exhibit (A)(5)(K)

FOR IMMEDIATE RELEASE

EOS PETRO ANNOUNCES EXTENSION OF TENDER OFFER FOR ANY AND ALL OUTSTANDING SHARES OF DUNE ENERGY

LOS ANGELES, CA – February 17, 2015 – In connection with the previously announced Agreement and Plan of Merger, dated September 17, 2014 (the “Merger Agreement”), between Dune Energy, Inc. (“Dune”) (OTC:DUNR), Eos Petro, Inc. (“Eos”) (OTC:EOPT), and  Eos Merger Sub, Inc. (“Purchaser”), Eos today announced that Eos and Dune have agreed to extend the expiration of the tender offer to acquire all of the outstanding shares of common stock of Dune to Friday, February 20, 2015 at 12:00 Midnight, New York City time to allow the parties additional time to negotiate revised terms to the Merger Agreement.

The tender offer was previously scheduled to expire on February 13, 2015 at 12:00 Midnight, New York City time. The depositary for the tender offer has advised that, as of the close of business on February 13, 2015, a total of approximately 72,082,394 shares or 98.73822% of outstanding shares had been validly tendered and not properly withdrawn pursuant to the tender offer, which is sufficient to satisfy the minimum tender condition contemplated by the Merger Agreement.

Eos has informed Dune that, due to the recent severe decline in oil prices, Eos cannot proceed to complete the merger and tender described in the Merger Agreement, at least not on the terms originally negotiated. Because of the severe decline in oil prices, Eos’ sources of capital for the merger and tender offer were withdrawn. Dune and Eos are currently in the process of negotiating potential revised terms for the Merger Agreement upon which the merger and tender offer could still be completed. Such revised terms may include, but are not limited to, revising the $0.30 per share price for the shares of Dune common stock tendered for purchase in the tender offer. If the parties are able to agree on revised terms, the tender offer will remain open for a minimum of ten business days from the date such revised terms are made publicly available, in order to give Dune’s investors adequate time to consider the revised terms. However, there is no assurance that the parties will be able to agree on revised terms. If such terms are agreed upon, the parties do not expect the revised per share price for the shares of Dune common stock tendered for purchase in the tender offer to be more than nominal.

About Eos
Eos Petro, Inc. is a U.S. listed company that is in the business of acquiring, exploring and developing oil and gas-related assets, both domestically and internationally. Eos’ current, active properties are located in the Illinois Basin.

About Dune Energy, Inc.
Dune Energy, Inc. is an independent energy company based in Houston, Texas. Dune is engaged in the exploration, development, acquisition and exploitation of crude oil and natural gas properties, with interests along the Louisiana and Texas Gulf Coast.  Additional information on Dune is available at Dune’s website at www.duneenergy.com.

IMPORTANT INFORMATION ABOUT THE TENDER OFFER

This press release is not an offer to purchase or a solicitation of an offer to sell securities of Dune.  Eos and Purchaser have previously filed and amended the offer to purchase and related materials with the Securities and Exchange Commission (the “SEC”) on Schedule TO, and Dune has previously filed and amended its solicitation/recommendation statement with the SEC on Schedule 14D-9.  DUNE

STOCKHOLDERS ARE URGED TO READ THESE MATERIALS CAREFULLY SINCE THEY CONTAIN IMPORTANT INFORMATION, INCLUDING TERMS AND CONDITIONS OF THE OFFER.   The Tender Offer Statement and Solicitation/Recommendation Statement on Schedule 14D-9 will be sent free of charge to Dune stockholders. Free copies of these and other materials (when available) may be obtained by contacting the information agent for the tender offer Okapi Partners, LLC toll-free at (855) 305-0856 or info@okapipartners.com.  In addition, all of these materials (and all other documents filed with the SEC) will be available at no charge from the SEC through its website at www.sec.gov. Investors and stockholders may also obtain free copies of the respective documents of Dune and Eos that are filed with the SEC from http://www.duneenergy.com and http://www.eos-petro.com.

FORWARD LOOKING STATEMENTS

Certain statements contained herein constitute forward-looking statements with respect to certain plans and objectives of Dune and Eos with respect to the proposed Offer, Merger and related transactions, including the timing of the completion of the Merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to: the risk that the acquisition of Dune and any related Offer and Merger may not be consummated, or may not be consummated in a timely manner. Dune’s and Eos’ businesses, each as a whole, are subject to a number of risks, and to the extent those risks are known to be material, they have been listed and discussed in Dune’s and Eos’s respective annual report on Form 10-K for the fiscal year ended December 31, 2013, and quarterly and current reports on Form 10-Q and 8-K.  Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct, and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements, which speak only as at the date of this communication. Dune and Eos assume no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law.

Media / Investor Contacts

For Eos:
Michael Briola, Partner
Anubis Partners, LLC
+1 541.482.0919
mbriola@anubispartners.com